06006344

RECD S.E.C.
MAR 1 2006
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (800)530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road, SE Ste. 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2005 AND 2004

ANNUAL AUDITED REPORT FORM X-17a-5 PART III 2

INDEPENDENT AUDITOR'S REPORT 3

STATEMENTS OF FINANCIAL CONDITION 4

STATEMENTS OF INCOME (LOSS) 5

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY 6

STATEMENTS OF CASH FLOWS 7

NOTES TO FINANCIAL STATEMENTS .... 8 - 13

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 14

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL .... 15 - 16

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED

DECEMBER 31, 2005 AND 2004

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Julie Malcolm

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 24th day of February, 2006, a Notary Public in and for Kent County, Michigan.

Julie Malcolm

(Signature)

NOTARY PUBLIC

My Commission expires 12/1, 2006.

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

INDEPENDENT AUDITOR'S REPORT

February 20, 2006

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2005 and 2004, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Organization's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2005	December 31, 2004
Cash	$ 290,562	$ 83,198
Receivables:		
Commissions	28,641	30,729
Representatives	12,752	6,139
Prepaid expenses:		
Insurance and licenses	109,175	69,528
Single Business Tax	-	66
Office furniture and equipment, at cost, less accumulated depreciation of $21,762 and $12,527, respectively	21,619	32,836
Software net of of accumulated amortization of $2,717 and $1,350, respectively	4,395	2,751
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	21,688	8,757
Securities owned, at market value	14,548	-
CRD Daily account	2,862	2,299
TOTAL ASSETS	$ 531,242	$ 261,303

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES:		
Accounts payable:		
Representatives	$ 135,846	$ 109,493
Trade	18,255	13,365
Accrued expenses:		
Wages and salaries	6,880	5,293
Single business tax	7,013	-
Payable to broker dealer	14,548	-
Representative error and ommissions insurance deposits	51,260	-
Capital lease obligation	14,104	21,245
Total Liabilities	247,906	149,396
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	285,000	230,000
Retained deficit	(201,664)	(318,093)
Total Stockholders' Equity	283,336	111,907
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 531,242	$ 261,303

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

	For years ended December 31,			
	2005		2004	
REVENUES:				
Commissions	$ 4,721,867	85.85 %	$ 3,431,388	89.50 %
Representative fees	530,869	9.65	307,976	8.03
Clearing firm commissions	230,045	4.18	83,558	2.18
Handling fees	12,315	0.22	8,180	0.21
Interest	5,682	0.10	1,594	0.04
Other income	-	-	1,513	0.04
	5,500,778	100.00	3,834,209	100.00
EXPENSES:				
Commissions	4,542,503	82.58	3,227,371	84.17
Salaries and wages	280,028	5.09	259,652	6.77
Insurance	226,966	4.13	232,336	6.06
Rent:				
Building - related party	31,466	0.57	38,199	1.00
Software	16,775	0.30	17,206	0.45
Equipment	7,094	0.13	7,221	0.19
Computer expenses	47,720	0.87	19,253	0.50
Professional fees	39,463	0.72	48,434	1.26
Licenses and permits	38,290	0.70	22,139	0.58
Payroll taxes	23,856	0.43	23,936	0.62
Clearing and ticket charges	18,153	0.33	10,722	0.28
Credit card handling charges	17,270	0.31	7,508	0.20
Depreciation and amortization	13,603	0.25	7,204	0.19
Postage and delivery	11,674	0.21	12,058	0.31
Bad debts	10,216	0.19	3,505	0.09
Continuing education	10,045	0.18	10,055	0.26
Office supplies	7,345	0.13	9,296	0.24
Retirement	7,313	0.13	-	-
Single business tax	7,079	0.13	(905)	(0.02)
Interest	6,714	0.12	193	0.01
Telephone	5,143	0.09	5,555	0.14
Repairs and maintenance	4,708	0.09	4,479	0.12
Representative audits	4,239	0.08	2,209	0.06
Other	1,722	0.03	4,032	0.11
Conventions and conferences	1,535	0.03	545	0.01
Bank service charge	1,309	0.02	1,299	0.03
Advertising	1,257	0.02	795	0.02
Dues and subscriptions	863	0.02	1,330	0.03
Client Settlements	-	-	9,975	0.26
Loss on disposal of assets	-	-	534	0.01
	5,384,349	97.88	3,986,136	103.95
NET INCOME (LOSS)	$ 116,429	2.12 %	$ (151,927)	(3.95) %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2004	12,000	$ 200,000	$ 80,000	$ (166,166)	$ 113,834
Contributions of paid-in capital	-	-	150,000	-	150,000
Net loss for the year	-	-	-	(151,927)	(151,927)
Balance at December 31, 2004	12,000	200,000	230,000	(318,093)	111,907
Contributions of paid-in capital	-	-	55,000	-	55,000
Net income for the year	-	-	-	116,429	116,429
Balance at December 31, 2005	12,000	$ 200,000	$ 285,000	$ (201,664)	$ 283,336

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	For years ended December 31, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 116,429	$ (151,927)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization expense	13,603	7,204
Bad debts	10,216	3,505
(Gain) loss on disposal of assets	-	534
(Increase) decrease in:		
Receivables	(14,741)	13,911
Prepaid expenses	(39,581)	1,762
Operational accounts	(12,931)	(1,825)
CRD Daily account	(563)	(310)
Increase (decrease) in:		
Accounts payable	31,243	44,267
Accrued expenses	8,600	(7,748)
Other liabilities	51,260	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	163,535	(90,627)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,020)	(4,329)
Purchase of software	(3,010)	(2,163)
NET CASH USED BY INVESTING ACTIVITIES	(4,030)	(6,492)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligations	(7,141)	(1,229)
Proceeds from paid-in capital	55,000	150,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	47,859	148,771
INCREASE IN CASH	207,364	51,652
CASH, Beginning of Year	83,198	31,546
CASH, End of Year	$ 290,562	$ 83,198
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 6,714	$ 193
Noncash Investing and Financing Transactions Include:		
Equipment acquired through the assumption of capital leases	$ -	$ 22,474

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

SOFTWARE

Software is being amortized over three years using the straight line method.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2005 and 2004.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $192,577 as of December 31, 2005, were uninsured and uncollateralized.

ADVERTISING COSTS

Advertising expense charged to operations totaled $1,257 and $795 for the years ended December 31, 2005 and 2004, respectively.

SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2005 and 2004, was $1,367 and $1,097 respectively. Estimated aggregate amortization expense for each of the next three fiscal years is as follows:

For the year ending December 31:	2006	2,118
	2007	1,273
	2008	1,003
		$ 4,395

CAPITAL LEASE OBLIGATION

Capital lease obligation is summarized as follows:

	December 31,	
	2005	2004
Obligation under capital lease. (See note entitled "CAPITAL LEASE".)	$ 14,104	$ 21,245
Less current portion	7,525	7,141
	$ 6,579	$ 14,104

As of December 31, 2005, capital lease obligation matures as follows:

Year ending:	2006	$ 7,525
	2007	6,579
		$ 14,104

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $144,455 which was $94,455 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.62. At December 31, 2004, the Company had net capital of $19,533, which was $10,990 in excess of the required net capital of $8,543. The Company's aggregate indebtedness to net capital ratio was 6.56 to 1.

CAPITAL LEASE

The Company leases a piece of office equipment under a capital lease expiring in November of 2007. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. Assets are amortized over the related lease terms. Amortization of $7,491 and $1,249 was charged to depreciation expense for the year ended December 31, 2005 and 2004, respectively.

CAPITAL LEASE (CONTINUED)

The following is a summary of property held under capital lease:

	December 31,			
	2005		2004	
Equipment	$	22,474	$	22,474
Less accumulated depreciation		(8,740)		(1,249)
	$	13,734	$	21,225

Total remaining minimum lease payments required under the aforementioned capital leases, as of December 31, 2005, are as follows:

Year ending:	2006	$	8,086
	2007		6,738
Total remaining minimum lease commitments			14,824
Less amount representing interest			(720)
Present value of net remaining minimum lease payments (amount included in capital lease obligation)		$	14,104

RETIREMENT PLANS

The Company began sponsoring a qualified profit sharing plan with a 401(k) deferred compensation provision on March 1, 2005. All employees who have attained the age of 21 and completed one year of service are eligible to participate in this plan. The plan also provides for mandatory four percent matching contribution. Amounts charged to expense under the plan were $7,313 for the year ended December 31, 2005. The Company is paying a portion of the administrative costs of the plan.

CONCENTRATION RISK

Two major representatives generated $1,681,366 of the Company's commissions revenue during the year ended December 31, 2005. One major representative, who was a former shareholder of the Company through December 31, 2004, generated $625,831 of the Company's commissions revenue during the year ended December 31, 2004. Of the revenue generated, $1,667,249 and $599,184 was expensed as commissions expense to these representatives during the years ended December 31, 2005 and 2004, respectively. Of this amount, $857 and $14,154 is payable to these representatives in commissions at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004 accounts receivable on sales produced by those representatives, included in commissions receivable, totaled $46 and $57, respectively.

RELATED PARTY TRANSACTIONS

The Company rents office space from a related limited liability company. Monthly payments of $3,183 were paid on a month-to-month basis for office space during the majority of 2005. Beginning September 2005, the monthly payments decreased to $1,500 due to re-evaluation of the lease after an outside tenant left the premises. A total of $31,466 and $38,199 was charged to expense under this agreement during the years ended December 31, 2005 and 2004, respectively.

Additionally, the Company reimburses a related S corporation company on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The unpaid portion of these expenses included in accounts payable at year end is $4,922 and $3,180 at December 31, 2005 and 2004, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Corporation. These related representatives generated $2,685 and $669,280 in revenue during the years ended December 31, 2005 and 2004, respectively. Of this revenue, the amount uncollected and included in commissions receivable at December 31, 2005 and 2004 totaled $5 and $274, respectively.

A portion of the revenue generated was paid to these representatives and expensed as commissions expense. In addition to the payment to the representative generating the revenue, an additional commission is also paid to a related representative. The commissions were only paid in the beginning of 2005. Due to an ownership change that took place on December 31, 2004, management believed that the commission no longer needed to be paid.

RELATED PARTY TRANSACTIONS (CONTINUED)

Commission expense paid to related parties is summarized as follows:

	For year ended December 31,	
	2005	2004
Related representative generating revenue	$ 2,137	$ 601,660
Management fee	848	216,630
Total commissions expense paid to related parties	$ 2,985	$ 818,290

Of the total charged to commissions expense, $173 and $18,483 is payable to these representatives at December 31, 2005 and 2004, respectively. (See note entitled "CONCENTRATION RISK" for additional information.)

RECLASSIFICATION

Certain amounts in the financial statements for the year ended December 31, 2004 have been reclassified, with no effect on previously reported net income or stockholders' equity, to be consistent with the classification adopted for the year ended December 31, 2005.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL:		
Total stockholders' equity		$ 283,336
Total capital		283,336
Deductions and/or charges:		
Nonallowable assets:		
Receivables - representatives	12,752	
Prepaid expenses	109,175	
Office furniture and equipment, net of capital lease obligation	7,515	
Software, net of amortization	4,395	
Other Securities, 15% Hair Cut	2,182	
CRD Daily account	2,862	138,881
TOTAL NET CAPITAL		$ 144,455
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		154,102
Accrued expenses:		
Wages and salaries		6,880
Single business tax		7,013
Payable to broker dealer		14,548
Representative error and commission insurance deposits		51,260
TOTAL AGGREGATE INDEBTEDNESS		$ 233,803
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Required net capital required		$ 50,000
Minimum net capital required		$ 15,585
Excess net capital at 1,500 percent		$ 94,455
Excess net capital at 1,000 percent		$ 121,075
Ratio: Aggregate indebtedness to net capital		1.62

Note: This computation of Net Capital under Rule 15c3-1 agrees to the Focus Report, Part IIA Quarterly 17a-5(a) for the quarter ended December 31, 2005

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

SCHEDULE II
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

February 20, 2006

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements of USA Financial Securities Corporation (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all full paid and excess margin securities of customers as required by Rule 15c3-3

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.